

11016484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

ANNUAL AUDITED REPORT Section
FORM X-17A-5
PART III   MAR 01 2011

Washington, DC
110

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-_67545_

REPORT FOR THE PERIOD BEGINNING___01/01/2010___ AND ENDING___12/31/2010___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrandFund Investment Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Sanford Lane
_____
                    (No. and Street)

Lafayette   CA   94549
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Bertucio   925-937-1386
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg-Ullakko-Muranishi & Co. LLP
(Name – if individual, state last, first, middle name)

465 California Street, Suite 700, San Francisco, CA 94104
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

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<tr><td>FOR OFFICIAL USE ONLY</td></tr>
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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/19

OATH OR AFFIRMATION

I, ___Donald Bertucio___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Grandfund Investment Group, LLC___, as of ___12-31-2010___, 20 _10_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SEE NOTARY ATTACHMENT
ON NEXT PAGE.

_____
Signature

___C C O___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _ALAMEDA_ }

On _5th February 2011_ before me, _AVA FANG, NOTARY PUBLIC_,
Date   Here Insert Name and Title of the Officer

personally appeared _DONALD BERTUCIO_
                           Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
                 Signature of Notary Public

AVA FANG
COMM. #1921275
Notary Public - California
Alameda County
My Comm. Expires Jan. 23, 2015

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _OATH OR AFFIRMATION_

Document Date: _____ Number of Pages: _1 + ACKNOWLEDGMENT_

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _DONALD BERTUCIO_
- ☐ Individual
- ☒ Corporate Officer — Title(s): _CCO_
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

GRANDFUND INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS



465 California Street | Phone: (415) 434-3744
Suite 700 | Fax: (415) 788-2260
San Francisco, CA 94104 | www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
  GrandFund Investment Group, LLC

We have audited the accompanying statement of financial condition of GrandFund Investment Group, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrandFund Investment Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 16, 2011

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	59,982
Accounts receivable		575,000
Prepaid expenses		12,853
TOTAL ASSETS	**$**	**647,835**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	6,226
TOTAL LIABILITIES		6,226
MEMBERS' CAPITAL		641,609
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**647,835**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:		
Placement fee	$	400,000
Investment advisory income		250,000
Total revenues		650,000
EXPENSES:		
Guaranteed payments		750,000
Consulting and professional fees		260,613
Business conference and entertainment		38,521
Travel and accomodations		37,534
Marketing expense		5,845
Donations		16,150
Office expense		13,494
Taxes		6,800
Regulatory fees		5,696
Total expenses		1,134,653
NET LOSS	$	(484,653)

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBERS' CAPITAL, Beginning of Year	$	1,126,262
Net loss		(484,653)
MEMBERS' CAPITAL, End of Year	$	641,609

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(484,653)
Change in assets and liabilities:		
Accounts receivable		425,000
Prepaid expenses		(12,177)
Accounts payable		(6,094)
Net cash used in operating activities		(77,924)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(77,924)
CASH AND CASH EQUIVALENTS, Beginning of Year		137,906
CASH AND CASH EQUIVALENTS, End of Year	$	59,982

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

GrandFund Investment Group, LLC (the Company) is a California limited liability company formed on November 15, 2005, and its principal place of business is located in Lafayette, California. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority (FINRA). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company earns placement fees from private equity firms for monies placed in their various funds. The placement fees are generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the private equity firms.

Investment advisory income is derived primarily from providing investment advice, research, and administrative services. Income is recognized as the related services are rendered.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and accounts payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a California limited liability company (LLC). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Certain states including California in which the Company operates imposes fees and taxes at the partnership level.

Guaranteed Payments

Guaranteed payments are payments to individual members for services rendered, and are not based on the member's share of the Company's income.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no Member shall have any personal liability to the Company, any other Member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the Member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 – RELATED PARTY

During the year ended December 31, 2010, the Company paid a total of $163,035 in consulting fees to GrandFund, LLC, a related party owned by one of the Company's managing members.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2010, the Company had net regulatory capital of $53,756 which was $48,756 in excess of its required net capital of $5,000.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2011 and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

NET CAPITAL:

Total members' capital $ 641,609

DEDUCTIONS AND/OR CHARGES:

Non-allowable assets:

Accounts receivable	$ 575,000	
Prepaid expenses	12,853	
Total deductions and/or charges		(587,853)

Net capital before haircuts on securities positions   53,756

Less - haircuts on securities positions   -

NET CAPITAL $ 53,756

AGGREGATE INDEBTEDNESS:

Item included in statement of financial condition:

Accounts payable $ 6,226

TOTAL AGGREGATE INDEBTEDNESS (A.I.) $ 6,226

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of A.I.) $ 415

Minimum dollar requirement $ 5,000

Excess net capital $ 48,756

Net capital less greater of 10% of A.I. or 120% of minimum
dollar requirement $ 47,756

Ratio: Aggregate indebtedness to net capital   12%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS filing.



465 California Street | Phone: (415) 434-3744
Suite 700 | Fax: (415) 788-2260
San Francisco, CA 94104 | www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
  GrandFund Investment Group, LLC

In planning and performing our audit of the financial statements of GrandFund Investment Group, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

Page 10

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 16, 2011



465 California Street | Phone: (415) 434-3744
Suite 700 | Fax: (415) 788-2260
San Francisco, CA 94104 | www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
GrandFund Investment Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by GrandFund Investment Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GrandFund Investment Group, LLC's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). GrandFund Investment Group, LLC's management is responsible for the GrandFund Investment Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries shown in GrandFund Investment Group, LLC's QuickBooks file and bank account, noting no differences;

    Finding: Payment of $365 was made to SIPC in July 2010. Payment of $1,260 was made to SIPC in January 2011.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

    Finding: All revenues reported on the audited Form X-17A-5 agree with the amount on Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

    Finding: There were no adjustments reported on Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
February 16, 2011